UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated November 6, 2014: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2014

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 6, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER 2014

November 5, 2014, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

➢

For the third quarter of 2014, the Company reported net income of $104.2 million, or $0.79 basic and diluted earnings per share.

Included in the third quarter 2014 results are:

-

Non-cash write offs and breakage costs associated with the full refinancing of the $1.35 billion Senior Secured Credit Facility totaling $22.0 million or $0.17 per share.

Excluding the above items, the Company would have reported net income of $126.2 million, or $0.96 per share.

➢

The Company reported Adjusted EBITDA of $281.8 million for the third quarter of 2014, as compared to $161.4 million for the third quarter of 2013.(1)

Recent Highlights

-

On October 15, 2014, the Company’s Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders of record as of October 31, 2014 and payable on or about November 11, 2014.

-

On October 14, 2014, Ocean Rig Partners LP (the “MLP”), a wholly-owned subsidiary of the Company, filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering of units in a majority-owned master limited partnership.

-

The Company has been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarter of 2015, respectively.

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to report that during the third quarter of 2014, our fleet operated at 98.6% utilization rate which marks our best operating performance yet and is a testament to the superior operating results associated with modern assets and the collective efforts of our team.  In addition and as a result of the high utilization rate as well as our cost control initiatives, we are happy to report a record Adjusted EBITDA of $281.8 million  for the third quarter.

“During the fourth quarter we were awarded by Petrobras, three year contract extensions for our drillships Ocean Rig Corcovado and Ocean Rig Mykonos. These multi year extensions increase our total revenue backlog to $5.5 billion and result in contract coverage of 87% and 64% of our calendar days in 2015 and 2016, respectively. With its strong backlog, Ocean Rig remains insulated from the short-term softness seen in the market today.

“Our focus on value creation for our stakeholders continues and consists of several initiatives. Following our corporate restructuring last year, we have achieved significant cost reductions, driving our average fleet-wide daily operating expenses to below $200,000 per drilling unit, despite our presence in high cost drilling areas (Norway, Angola and Brazil). In addition, our MLP subsidiary filed a registration statement with the SEC and the actual MLP IPO launch will depend on prevailing market conditions.

“I am also pleased to report that for the third consecutive quarter, our Board of Directors declared a quarterly cash dividend of $0.19 per share to our shareholders, with respect to operations during the third quarter of 2014. We expect this will continue into the future.

“The current market softness has increased stacking activity of older and less capable rigs. High specification units have improved capabilities and offer significant cost savings to oil companies by reducing ancillary drilling related costs.  In previous down cycles, approximately 18% of the drilling fleet was cold stacked before the market improved. Thus we believe that cold stacking of older units will accelerate in the future and drive the ensuing market recovery.”

Financial Review: 2014 Third Quarter

The Company recorded net income of $104.2 million, or $0.79 basic and diluted earnings per share, for the three-month period ended September 30, 2014, as compared to a net loss of $21.5 million, or $0.16 basic and diluted loss per share, for the three-month period ended September 30, 2013. Adjusted EBITDA(1) was $281.8 million for the third quarter of 2014, as compared to $161.4 million for the same period in 2013.

Revenues from drilling contracts increased by $187.0 million to $515.5 million for the three-month period ended September 30, 2014, as compared to $328.5 million for the same period in 2013.

Drilling rigs and drillships’ operating expenses increased to $198.4 million and total depreciation and amortization increased to $81.7 million for the three-month period ended September 30, 2014, from $128.9 million and $61.2 million, respectively, for the three-month period ended September 30, 2013. Total general and administrative expenses decreased to $33.5 million in the third quarter of 2014 from $39.6 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $81.8 million for the three-month period ended September 30, 2014, compared to $102.3 million for the three-month period ended September 30, 2013.

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

Fleet List

The table below describes our fleet profile and drilling contract backlog as of October 31, 2014:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q4 – 16	Operating Area Norwegian Continental Shelf	Backlog ($m) $ 401
Eirik Raude	2002	Q1 – 15	Ivory Coast	36
		Q4 – 15	Falkland Islands	164
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	88
		Q2 – 18	Brazil	567
Ocean Rig Olympia (1)	2011	Q3 – 15	Angola	170
Ocean Rig Poseidon	2011	Q2 – 16	Angola	411
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	63
		Q1 – 18	Brazil	565
Ocean Rig Mylos	2013	Q3 – 16	Brazil	428
Ocean Rig Skyros	2013	Q4 – 14	Angola	25
		Q3 – 21	Angola	1,298
Ocean Rig Athena	2014	Q2 – 17	Angola	627
Newbuildings
Ocean Rig Apollo	Jan. 2015	Q2 – 18	West Africa	692
Ocean Rig Santorini	Jun. 2016	N/A	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A	N/A
Total				$5.5 billion

(1) An addendum has been signed with TEPA to extend the validity of the fixed price option at current rates of $595,000 per day, subject to certain conditions such as rig availability.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014

REVENUES:
Revenues from drilling contracts	$328,513	$515,514	$834,792	$1,317,711

EXPENSES:
Drilling rig operating expenses	128,906	198,413	366,646	533,017
Depreciation and amortization	61,231	81,744	170,198	239,835
General and administrative expenses	39,618	33,510	85,686	96,915
Legal settlements and other, net	-	1,145	6,000	2,733

Operating income	98,758	200,702	206,262	445,211

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(102,281)	(81,819)	(164,017)	(225,575)
Gain/(loss) on interest rate swaps	(8,871)	3,943	11,000	(6,224)
Other, net	1,439	(638)	5,513	759
Income taxes	(10,524)	(17,940)	(35,099)	(41,873)
Total other expenses, net	(120,237)	(96,454)	(182,603)	(272,913)

Net income / (loss) attributable to Ocean Rig UDW Inc.	$(21,479)	$104,248	$23,659	$172,298

Net income attributable to Ocean Rig UDW Inc. common stockholders	$(21,479)	$103,946	$23,627	$171,802

Earnings / (loss) per common share, basic and diluted	$(0.16)	$0.79	$0.18	$1.30
Weighted average number of shares, basic and diluted	131,734,754	131,822,515	131,715,545	131,832,444

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	September 30, 2014

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$659,028	$497,161
Other current assets	400,689	533,819
Advances for drillships under construction and related costs	662,313	592,204
Drilling rigs, drillships, machinery and equipment, net	5,777,025	6,287,005
Other non-current assets	121,395	131,124
Total assets	7,620,450	8,041,313

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	3,993,236	4,376,708
Total other liabilities	647,371	560,191
Total stockholders’ equity	2,979,843	3,104,414
Total liabilities and stockholders’ equity	$7,620,450	$8,041,313

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net income / (loss)	$(21,479)	$104,248	$23,659	$172,298

Add: Net interest expense	102,281	81,819	164,017	225,575
Add: Depreciation and amortization	61,231	81,744	170,198	239,835
Add: Income taxes	10,524	17,940	35,099	41,873
Add: Loss/ (Gain) on interest rate swaps	8,871	(3,943)	(11,000)	6,224
Adjusted EBITDA	$161,428	$281,808	$381,973	$685,805

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the third quarter of 2014, the unit achieved utilization rate of 93.5%.

Eirik Raude

The Eirik Raude is currently drilling offshore Ivory Coast under our contract with Lukoil, which is expected to end in December 2014. During the third quarter of 2014, the unit achieved utilization of 100%. Following the completion of the Lukoil contract, the Eirik Raude is scheduled to commence mobilization from West Africa to the Falkland Islands to commence a minimum six well contract with Premier Oil. The drilling unit is expected to commence drilling operations under our Premier Oil contract in the first quarter of 2015.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total assets…………………………………	$ 1,366,349	$1,294,027
Total debt, net of financing fees………..	(784,485)	(787,256)
Shareholders equity………………………	(458,298)	(405,784)
Total cash and cash equivalents……….…	$ 87,007	$10,723

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total revenue………………………………	$ 295,327	$319,964
EBITDA..……………………….…………	$ 159,916	$178,353

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Nine Months Ended September 30,
	2013	2014
Net Income	$74,257	$90,561
Add: Net interest expense	28,784	27,416
Add: Depreciation and amortization	54,269	58,839
Add: Income taxes	2,606	1,537
EBITDA	$159,916	$178,353

  Conference Call and Webcast: November 6, 2014

As announced, the Company’s management team will host a conference call, on Thursday, November 6, 2014 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until November 13, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2015, 1 of which is scheduled to be delivered to the Company during 2016 and 2 of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)
Tel. 212-661-7566

E-mail: oceanrig@capitallink.com